PremierOil

23 Lower Belgrave Street
London SW1W 0NR
United Kingdom

Fax +44 (0)20 7730 4696
Email premier@premier-oil.com
Website www.premier-oil.com

[redacted]

08006001

13th November 2008

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington DC 20549
UNITED STATES OF AMERICA

Dear Sirs

~~Premier Oil plc (f/k/a~~ **Premier Oil Gr**~~oup plc)~~
Rule 12g3-2(b) Exemption: File No. 82-34723

In accordance with Premier Oil plc's exemption from the disclosure requirements under Rule 12g3-2(b) of the Securities Exchange Act of 1934, please find enclosed the following press release dated 13th November 2008.

"Interim Management Statement".

Yours faithfully

C. Cunliffe

for Stephen Huddle
Company Secretary

Enc

PremierOil
23 Lower Belgrave Street
London SW1W 0NR
www.premier-oil.com
Fax +44 (0)20 7730 4696
Email premier@premier-oil.com
Telex 918121

Press Release

PREMIER OIL plc

("Premier")

Interim Management Statement

13th November 2008

Premier today provides its Interim Management Statement as required by the UK Listing Authority's Disclosure and Transparency Rules. This statement relates to the period from 1st July 2008.

Our 2008 Preliminary Results will be announced on Thursday 26th March 2009.

HIGHLIGHTS

- Strong production performance year-to-date averaging 36,800 boepd, up 5% from the corresponding period last year.
- Balance sheet remains strong with cash resources of US$330m and undrawn facilities of US$275m.
- Commencement of fully funded US$1bn development programme.
- Development projects continue to progress with further approvals in Indonesia and Vietnam. On track to meet target of 50,000 boepd by end 2010.
- Material 2009 exploration programme in place with nine wells currently confirmed.
- Successful Banda East appraisal encountering oil and gas columns.

Simon Lockett, Chief Executive, commented:

"We continue to see good progress on our key development projects which will drive underlying growth. Our 2009 exploration programme provides material upside. In the current environment, we are well placed to pursue acquisition opportunities."

13th November 2008

ENQUIRIES

Premier Oil plc	**Tel: 020 7730 1111**
Simon Lockett	
Tony Durrant	
Pelham PR	
James Henderson	**Tel: 020 7743 6673**
Gavin Davis	**Tel: 020 7743 6677**

Production

Average working interest production for the period from 1st January 2008 to 31st October 2008 was 36,800 boepd (2007 FY 35,750 boepd). This is close to the estimated full-year rate and in line with previous guidance.

Production (boepd)	YTD 31 Oct 2008	FY 2007
Asia	11.8	12.0
North Sea	9.6	9.9
Middle East/Pakistan	14.5	12.7
West Africa	0.9	1.2
TOTAL	**36.8**	**35.8**

Recent production data reflects strong performance from the Anoa field in Indonesia and the Wytch Farm and Kyle oil fields in the UK. Demand for gas from our Pakistan fields remains strong.

A number of initiatives are under way to maintain output from our portfolio of producing fields into 2009.

Indonesia

A four-well work over programme has added 300 bopd (net) to Anoa oil production in 2008. The plan for 2009 includes two workovers on the Eastern Lobe structure, three new gas producing wells on the West Lobe structure and a horizontal oil development well in an unexploited fault block. In total, the programme is targeting an additional 100 BBtud of gas deliverability and up to 2,000 bopd (gross). On the Kakap field, new subsea tie-ins are planned, including the Lukah discovery.

Pakistan

Incremental gas from the enhanced gas capacity project on Qadirpur is expected before the end of the year and should facilitate a further 800 boepd (net) of production. The 2009 programme includes a further five development wells.

The field development drilling programme is under way on Kadanwari. The K-17 well completion is in progress. A further three wells are planned for 2009 including the K-19 and K-22 exploration wells.

A programme of two development wells is under way at Bhit; the Bhit-12 well is currently being logged. This will be followed by the Bhit-10 well in December.

Commissioning of Phase 2 is under way on Zamzama to take the plant to full capacity of 150 mmscfd. Infill well drilling has commenced with a well spudded early in November to be followed by a second infill well in March 2009.

UK

An infill drilling programme of four wells has commenced on the Scott field and, together with operational improvements, is expected to add approximately 800 bopd (net) to production in 2009.

On Wytch Farm, seven well workovers and two infill wells are planned for 2009.

Mauritania

The intervention and drilling programme on the Chinguetti field completed in October. The current production rate, including production from the CH 19 and CH 20 wells is around 17,100 bopd (gross).

Development Projects

Gajah Baru

In October Premier announced the signing of the fully-termed Gas Transportation Agreement for gas deliveries from Indonesia to Singapore, providing contractual rights to transport gas. This agreement was a condition of the Gas Sales Agreement signed earlier in the year. Further Gas Transportation Agreements for the gas deliveries to the two Batam gas customers are expected by year end.

The majority of long lead items are now committed and EPCI award is expected before year-end. First gas is targeted for the fourth quarter of 2010.

North Sumatra Block A - Alur Siwah and Alur Rambong

FEED studies commenced in July and are expected to complete by year-end. The joint venture is in discussions with Indonesian government authorities regarding the profit-share split and gas price – the net economic impact is expected to be neutral. The drilling rig tendering process for 2009 development drilling is under way.

Deliveries to PLN, the Indonesian state electricity company, are scheduled to commence in 2010, with deliveries to the PIM fertilizer plant expected to commence in mid-2011.

A Heads of Agreement between the Block A partnership and the neighbouring Block B joint venture partners, to allow gas to be transported to customers through the Arun pipeline infrastructure, is expected to be signed shortly.

A well work over programme is under way on the Tualang and lee Tabeue oil fields with a rig having arrived on location earlier this month, following site and access reclamation and preparation.

Chim Sáo

The final field development plan has been submitted, and final Vietnamese government approval has now been received. In August the development moved into the execution phase under Interim Agreements awarded to the FPSO and EPCI contractors – design work commenced and steel plate cutting began at the fabrication yards. The gas offtake Heads of Agreement has been initialed in readiness for full execution concurrent with project sanction, expected imminently. The project remains on target for first oil in 2010.

Frøy

The Plan of Development for Frøy was submitted in September to the Ministry of Petroleum and Energy in Norway. Whilst this is being reviewed, Premier is working closely with the operator and the main contractor to optimise the potential development in light of the lower oil prices and the potentially lower cost environment.

Exploration and Appraisal

Current drilling

Mauritania

An appraisal well on Banda East spudded in October and intersected an 86 metre gross gas column and a 19 metre gross oil column with 29 metres of net reservoir sand. A drill stem test is being planned. This is the second appraisal well drilled on the Banda gas field this year. The operator is targeting a decision on commerciality in the first half of 2009.

Pakistan

Testing of the 2007 Qadirpur-Deep discovery is under way. First results are expected towards the end of November.

Egypt

Following the recent Al Amir SE discovery, the rig has successfully drilled a sidetrack to the 2004 Al Amir-1 discovery well as a future producer. An appraisal well on the Al Amir SE discovery is also planned.

2009 Programme

At this stage, nine wells are confirmed for 2009 with a further seven wells in the planning stage. Timing of these additional wells in Vietnam, Indonesia, Norway and the Congo is dependent on rig slots and preceding third party programmes.

2009 Firm Programme				
Country	Well	Estimated Timing	Licence Interest	Prospect Size (Gross)
Pakistan	Badhra Deep	1Q	6%	2 tcf
Pakistan	Kadanwari K-19	1Q	16%	75 bcf
Norway	Bream	2Q	20%	50 mmbbls
Vietnam	07/03 – Well 1	2Q	45%	*
Pakistan	Kadanwari K-22	2Q	16%	22 bcf
Indonesia	Tuna – Gajah Laut Timur	3Q	65%	280 mmbbls
Congo	Frida	3Q	32%	170 mmbbls
Norway	Greater Luno	3Q	30%	150 mmbbls
Indonesia	Anoa-Deep	4Q	29%	30 mmbbls

*well location to be confirmed

Vietnam

A 2D acquisition survey on Block 07/03 completed in September and geological and geophysical evaluation of the block is ongoing. The Hakuryu V is anticipated to arrive on location in May 2009 and to return for a second well around year-end.

Re-processing of 2,700km of 2D data on Block 104-109/5 started in September and is due to complete in January 2009. Geological and geophysical evaluation in also in progress. Tender of the 2009 3D survey has been finalised and bids are expected later in the month.

Indonesia

The 2D seismic programme on Tuna was completed in October. The rig contract for a two-well drilling programme on the block is still subject to government and partner approvals.

A well is planned to be drilled in the second quarter of 2009 to target the Lama formation beneath the producing Anoa field. The Lama formation has not been drilled on Natuna Sea Block A to date, but oil has been discovered in this formation on the neighbouring Kakap block. A successful result would open up a new exploration play across much of Natuna Sea Block A.

Seismic and other studies on the Buton block are under way; seismic acquisition is scheduled to complete by the beginning of 2009.

Congo

A contract has been signed with Transocean for the Aleutian Key deepwater rig to drill the 170 mmbbl Frida prospect. The anticipated spud date is third quarter 2009. Confirmation of timing of a rig slot for the neighbouring Ida prospect is expected before year-end.

Norway

The operator currently estimates that the Bream appraisal well will be spudded in the second quarter of 2009 subject to securing government approvals for the planned rig. The Greater Luno well on Block 16/4, targeting an analogous structure to Lundin's Luno discovery immediately to the north on Block 16/1, will now spud in the third quarter of 2009.

<u>Financial Performance</u>

Cash flows for the year-to-date have benefitted from strong oil and gas prices with oil production sold at an average of approximately US$118 per barrel to the end of October (2007 FY US$72.3) closely in line with Brent crude pricing.

Average year-to-date realisations for our respective gas sales into the Singapore and Pakistan gas markets were as follows:

US$/mcf	YTD 30 Oct 2008	FY 2007
Singapore	16.8	11.3
Pakistan	3.5	3.0

As at 31st October 2008, Premier had a cash position of approximately US$330 million (31st December 2007 US$332 million) and undrawn bank facilities of US$275 million. Together with current cash flows, this funds the Group's development capex programme.

Estimated spend for 2008 is US$140 million on development projects and US$85 million on exploration activity.

Provisional estimates for 2009 spending are around US$400 million on development projects and US$115 million on exploration projects (approximately US$75 million on an after-tax basis).

PremierOil
23 Lower Belgrave Street
London SW1W 0NR
United Kingdom
Fax +44 (0)20 7730 4696
Email premier@premier-oil.com
Website www.premier-oil.com

SEC
Mail Processing
Section

NOV 2 1 2008

Washington, DC
101

14th November 2008

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington DC 20549
UNITED STATES OF AMERICA

SUPPL

Dear Sirs

~~Premier Oil plc (f/k/a~~ Premier Oil Group plc)
Rule 12g3-2(b) Exemption: File No. 82-34723

In accordance with Premier Oil plc's exemption from the disclosure requirements under Rule 12g3-2(b) of the Securities Exchange Act of 1934, please find enclosed the following press release dated 14th November 2008.

"Appointment of Joint Corporate Broker".

Yours faithfully

C. Cunliffe

for Stephen Huddle
Company Secretary

Enc

23 Lower Belgrave Street
London SW1W 0NR
www.premier-oil.com

Fax +44 (0)20 7730 4696
Email premier@premier-oil.com
Telex 918121

Press Release

PREMIER OIL plc
("Premier" or "the Company")

Appointment of Joint Corporate Broker

Premier Oil plc is pleased to announce the appointment of Deutsche Bank as joint corporate broker to the Company, alongside Oriel Securities, with immediate effect.

14 November 2008

ENQUIRIES

Premier Oil plc	**Tel: 020 7730 1111**
Simon Lockett	
Tony Durrant	
Deutsche Bank AG	
Martin Pengelley	**Tel: 020 7545 8000**
Pelham PR	
James Henderson	**Tel: 020 7743 6673**
Gavin Davis	**Tel: 020 7743 6677**

END